

November 24, 2009

Mr. Manuel Pablo Zúñiga-Pflücker
President and Chief Executive Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, TX 77079

      Re: BPZ Resources, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              Filed November 9, 2009
              File No. 1-12697

Dear Mr. Zúñiga-Pflücker:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please ensure that references in your document are internally consistent. For example, you state on page 5 that all of your oil sales to date have been made to Petroperu. However, in other areas of your document, including without limitation at pages 6, 20, and 46, you refer to Perupetro. Please advise why you use two different names if you are referring to only one entity, or revise for internal consistency.

<u>Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 32</u>

2.   With regard to the GE turbine purchase agreement that you discuss at page 34,
        advise us whether the milestone payment was in fact made prior to the November
        16, 2009, deadline. If not, explain when and by what means you intend to make
        public the termination of the agreement with GE.

<u>Results of Operations, page 39</u>

3.   In several instances, you use the term "primarily" when referring to multiple
        factors that caused a material change in a financial statement line item. Please
        revise to disclose the percentage of change attributable to each factor or, if that is
        not practicable, to discuss in greater detail how each cited factor contributed to
        the change. For example, in your discussion of net revenues on page 39, you state
        that 2008 oil production and revenues increased $60.6 million from 2007
        "primarily due to the increase in number of wells producing in 2008 and the
        increase in production days." Similarly, in your discussion of general and
        administrative expenses, you state that the $23.6 million increase from 2007 was
        "primarily due to additional employees in Peru and increases in compensation
        expenses and legal fees incurred in 2008."

<u>Notes to Consolidated Financial Statements</u>

<u>Note 10. Stockholders' Equity</u>

<u>Merger Earn-Out Shares — Stock Dividend, page 79</u>

4.   We note from your disclosure that for accounting purposes, the earn-out
        arrangement is treated as a stock dividend, and no accounting entry is required
        other than a retroactive presentation of the number of shares outstanding. Please
        tell us how you considered the guidance in ARB 43, Chapter 7, Section B with
        respect to the issuance of these shares.

<u>Definitive Proxy</u>

<u>General</u>

5.   Please confirm that you will comply with comments 6 – 9 below in all future
        filings. In addition, provide draft disclosure that gives effect to the applicable
        comment.

<u>Elements of Compensation, page 16</u>

6.   We note that your board of directors and compensation committee attempt to
        benchmark salary and annual cash bonuses at the 25-50th percentile range of your
        compensation peer group, and with respect to salary, "the median percentile range
        of the market data provided by the compensation consultants." Please disclose
        the actual percentile represented by each of these compensation elements for each
        named executive officer.

7.   Explain what comprises the "market data" other than that provided by reference
        to the identified compensation peer group. Describe any differences between this
        "market data" and the peer group information.

Long-Term Incentive Compensation, page 17

8.   You state that the compensation committee "reviewed the equity compensation of
        each executive officer in comparison to the data provided by the compensation
        consultants in light of the Company's unique position as an emerging exploration
        stage company operating in Peru." Clarify whether the committee reviewed the
        market data referred to in the immediately previous comment, the peer group
        information, or both when making the decision to award long-term equity
        compensation.

9.   In addition, please explain how the "unique position as an emerging exploration
        stage company operating in Peru" affected the committee's compensation
        decisions. For example, clarify whether the committee decided that the
        company's unique position as an emerging exploration stage company required an
        upward or downward adjustment to equity compensation as compared to what the
        market data would otherwise suggest.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Organization, page 6

10.   You explain that you are producing and selling oil produced from the Corvina
        field under an extended well testing program. Please expand your disclosure to
        explain when you will be in the production phase, as defined in your contract, and
        what, if any, implications such transition to the production stage will have on
        your

results of operations or cash flows. Please also include what, if any, benefits or limitations there are to your operations of being under the extended well testing program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 24

11.   You explain that the decrease in production for the three months ended September 30, 2009 compared to the three months ended September 30, 2008 of 115 MBls, or approximately 35.7%, is a result of suspended production due to workovers and maintenance of the wells. Please expand your disclosure to explain if a decrease in production is expected to continue for the foreseeable future, such that a reader can ascertain the likelihood that past performance is an indicator of expected results. As part of your response, tell us if you believe the decrease in production represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009 and how you considered discussing this fact pattern in your Form 10-Q.

Lease Operating, page 25

12.   With regard to the increases in lease operating expenses, please expand your disclosure to explain if such increases are expected to continue for the foreseeable future, such that a reader can ascertain the likelihood that past performance is an indicator of expected results. As part of your response, tell us if you believe the increase in expenses represents a trend that is reasonably expected to continue for the foreseeable future at September 30, 2009 and how you considered discussing this fact in your Form 10-Q.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties

Description of Block Z-1 and License Contract, page 24

13.   Please tell us how many wells you had on production in Block Z-1 as of December 31, 2008, their oil and gas production rates, the proved reserves you have attributed to them and the field from which they produce.

14.   Please tell us how many wells you will need to fully develop the Corvina Field and how many remain to be drilled in the oil zone and gas zone, respectively.

15.   You state that the two platforms in this block will require extensive renovation as they were built in the 1980's. Please tell us your estimated schedule and cost estimates to:

- refurbish both platforms;
- build the oil and gas pipelines to shore;
- drill and complete the necessary wells to fully develop the Corvina Field;
- construct the gas to power facilities;

        In addition, please tell us how you plan to finance these activities.

16.   In a press release dated November 9, 2009, you state that the 21XD well was producing at high water cuts, and you believe this is evidence of a potential water-drive recovery mechanism. Please clarify your basis for this belief, other than the fact you are producing at high water cuts. As part of your response, please tell us:
- how far above the oil water contact the 21XD well's lowest perforation was when the high water cuts in the well occurred;
- the reservoir pressure before you started production in the field and the current reservoir pressure;
- the method used to determine these pressures and the dates they were obtained; and
- the cumulative production when the last pressure data point was obtained.

17.   We note in the press release that you state the proved oil in place has increased by about 40%. Please tell us how you determined this.

Supplemental Oil and Gas Disclosures (Unaudited)

Net Proved and Proved Developed Reserve Summary, page 92

18.   We note that in 2008 you had a negative revision of approximately 1.7 million barrels. Please tell us the reasons for this revision. Please confirm that in future filings you will include appropriate explanations for all significant reserve changes, including reserve additions, as required by paragraph 11 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director